Paul S. Ware

Direct: (205) 521-8624

Fax: (205) 488-6624

pware@babc.com

April 16, 2014

Mark S. Webb

Legal Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	ServisFirst Bancshares, Inc.

Amendment No. 1 to Registration Statement on Form S-3 Filed March 17, 2014

File No. 333-193401

Dear Mr. Webb:

On behalf of ServisFirst Bancshares, Inc. (the “Company”), we hereby electronically transmit pursuant to Regulation S-T Amendment Number 2 to Form S-3 on Form S-1 Registration Statement (File No. 333-193401) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”), which has been marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2014.

This letter responds to the comments of the staff of the Commission received by letter, dated April 10, 2014, relating to the Registration Statement.

We have discussed the staff’s comments with representatives of the Company. The Commission’s numbered comments are set forth below in bold font and italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement (the “Prospectus”).

Amendment No. 1 to Registration Statement on Form S-3 General

1.	The facing page should read Amendment No. 1 on Form S-1 to Registration Statement on Form S-3. Please correct the title and the EDGAR header in your next amendment.

Response: The referenced facing page and EDGAR header in the Registration Statement have been revised in accordance with discussions with the staff.

2.	It appears that you are an emerging growth company as defined under the JOBS Act. If true, please include disclosure stating that you have chosen not to follow the reduced reporting obligations of an emerging growth company.

Mark S. Webb

Securities and Exchange Commission

April 16, 2014

Response: Section 101(d) of The Jumpstart Our Business Startups Act (the “JOBS Act”) provides that, “[n]otwithstanding section 2(a)(19) of the Securities Act of 1933 and section 3(a)(80) of the Securities Exchange Act of 1934, an issuer shall not be an emerging growth company for purposes of such Acts if the first sale of common equity securities of such issuer pursuant to an effective registration statement under the Securities Act of 1933 occurred on or before December 8, 2011.” The Frequently Asked Questions (Generally Applicable Questions on Title I of the JOBS Act) released by the Commission’s Division of Corporation Finance on April 16, 2012, in response to Question (2), provides:

“The phrase ‘first sale of common equity securities’ in the JOBS Act is not limited to a company’s initial primary offering of common equity securities for cash. It could also include offering common equity pursuant to an employee benefit plan on a Form S-8 as well as a selling shareholder’s secondary offering on a resale registration statement.

“Even if the issuer had a registration statement declared effective on or before December 8, 2011, so long as the first sale of common equity securities occurs after December 8, 2011, an issuer may qualify as an emerging growth company, assuming the other requirements of the definition are satisfied.”

The Company filed with the Commission on November 10, 2010 a registration statement on Form S-8 for the registration of 1,450,000 shares of the Company’s common stock, par value $.001 per share. The first sale of the Company’s common stock pursuant to the Company’s registration statement on Form S-8 occurred prior to December 8, 2011. The Company is not aware of any other guidance released by the Commission that would impact the determination of whether the Company qualifies as an “emerging growth company” under the JOBS Act. Accordingly, although the Company agrees with the staff that it meets the criteria of an “emerging growth company” as such term is defined in section 2(a)(19) of the Securities Act and section 3(a)(80) of the Securities Exchange Act of 1934, the Company has concluded that, because the first sale of its common stock pursuant to its stock incentive plans registered on Form S-8 occurred prior to December 8, 2011, Section 101(d) of the JOBS Act precludes the Company from qualifying as an “emerging growth company” under the Securities Act and Exchange Act.

3.	Please include the information required by Item 11(l) of Form S-1.

Response: The requested information has been included on page 36 of the Prospectus through its incorporation by reference of the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on March 18, 2014.

Mark S. Webb

Securities and Exchange Commission

April 16, 2014

Incorporation of Certain Information by Reference, page 1

4.	Please specifically incorporate by reference all Exchange Act filings required by Item 12(a)(2) of Form S-1.

Response: The requested filings have been incorporated by reference on page 36 of the Prospectus.

5.	Please move this and the following caption after the Summary and the Risk Factors.

Response: The sections of the Prospectus titled “Incorporation Of Certain Information By Reference” and “Cautionary Note Regarding Forward-Looking Statements” have been moved to page 36 of the Prospectus, which immediately follows the section titled “Risk Factors”.

Cautionary Note Regarding Forward-Looking Statements, page 1

6.	Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either delete any reference to the Litigation Reform Act or make clear, each time you reference the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

Response: The Company has added disclosure on page 36 of the Prospectus (the only reference to the Private Litigation Reform Act of 1995) in response to the staff’s comment, to make clear that such safe harbor does not apply to an initial public offering.

Summary

Overview, page 1

7.	We note your disclosure regarding the Company’s decentralized organizational structure. Please include a chart or narrative detailing such organizational structure, including the names of the regional chief executive officers. Make corresponding revisions where necessary, including under “Business” starting on page 39.

Response: The referenced disclosure has been added on pages 1 and 39 of the Prospectus through a narrative description of the decentralized structure, including the names of the regional chief executive officers, in response to the staff’s comment.

The Offering, page 14

8.	Please state the intentions, if known, of your officers and directors to purchase shares in the offering.

Mark S. Webb

Securities and Exchange Commission

April 16, 2014

Response: The Company anticipates that its directors and executive officers, in the aggregate, will purchase approximately 26,000 shares of the Company’s common stock in the offering through a directed share program. The Company has revised the disclosure on pages 6, 13, 79, 80 and 107 of the Prospectus in response to the staff’s comment.

Risk Factors, Page 19

9.	Some of your risk factors state that you cannot provide assurance of a certain outcome when the real risk is not your inability to provide assurance, but the underlying situation. Please revise this and similar language to describe the real risks of the transaction.

Response: The referenced disclosure has been revised on pages 20, 21 and 31 of the Prospectus in response to the staff’s comment.

Description of Capital Stock, page 80

10.	You may not qualify your discussion by reference to your charter and bylaws. Please revise to state that all material information has been discussed.

Response: The referenced disclosure has been revised on page 80 of the Prospectus to remove any qualification of the discussion by reference to the Company’s charter and bylaws.

Certain Relationships and Related Party Transactions, page 87

11.	Please revise to either (1) provide the representations set forth in Item 404 of Regulation S-or (2) provide the disclosure required by the same item.

Response: The referenced disclosure has been revised on pages 86 and 87 of the Prospectus in response to the staff’s comment.

Underwriting

Affiliations, page 107

12.	We note your disclosure that you have previously engaged the services of Sandler O’Neill and Raymond James. To the extent they were material, please describe such prior engagements.

Response: The Company has confirmed that there were no prior material engagements that require disclosure.

Mark S. Webb

Securities and Exchange Commission

April 16, 2014

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies
Allowance for Loan Losses, F-12

13.	Please tell us and revise your next amendment to provide a more robust and detailed discussion of how you determine this allowance for loan losses. Your disclosure should discuss, as appropriate, but not be limited to:

•	how you group loans with similar characteristics (e.g. geography, past-due status, internal risk ratings, etc.);

•	how forecasted probable losses are determined (e.g. historical loss rates adjusted for environmental factors, migration analysis, etc.);

•	the key qualitative factors you considered and the impact on forecasted probable losses, especially given that $5.3 million was allocated to qualitative factors at December 31, 2013; and

•	the time frames over which you evaluate loss experience, especially in light of the fact that you disclose on page 20 in Risk Factors that 56% of your loan portfolio was originated during the past two years.

Response: The Company has included additional disclosure on page F-12 of the Prospectus related to its determination of allowance for loan losses in response to the staff’s comment. The additional disclosure provides:

The methodology utilized for the calculation of the allowance for loan losses is divided into four distinct categories. Those categories include allowances for non-impaired loans (ASC 450), impaired loans (ASC 310), external qualitative factors, and internal qualitative factors. A description of each category of the allowance for loan loss methodology is listed below.

Non-Impaired Loans. Non-impaired loans are grouped into homogeneous loan pools by loan type and are the following: commercial and industrial, construction and development, commercial real estate, second lien home equity lines of credit, and all other loans. Each loan pool is stratified by internal risk rating and multiplied by a loss allocation percentage derived from the loan pool historical loss rate. The historical loss rate is based on an age weighted 5 year history of net charge-offs experienced by pool, with the most recent net charge-off experience given a greater weighting. This results in the expected loss rate per year, adjusted by a qualitative adjustment factor and a years-to-impairment factor, for each pool of loans to derive the total amount of allowance for non-impaired loans.

Mark S. Webb

Securities and Exchange Commission

April 16, 2014

Impaired Loans. Loans are considered impaired when based on current information and events it is probable that the Bank will be unable to collect all amounts due according to the original terms of the loan agreement. The collection of all amounts due according to contractual terms means that both the contractual interest and principal payments of a loan will be collected as scheduled in the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price or the fair value of the underlying collateral. The fair value of collateral, reduced by costs to sell on a discounted basis, is used if a loan is collateral-dependent. Fair value estimates for specifically impaired collateral-dependent loans are derived from appraised values based on the current market value or as is value of the property, normally from recently received and reviewed appraisals. Appraisals are obtained from certified and licensed appraisers and are based on certain assumptions, which may include construction or development status and the highest and best use of the property. These appraisals are reviewed by our credit administration department, and values are adjusted downward to reflect anticipated disposition costs. Once this estimated net realizable value has been determined, the value used in the impairment assessment is updated for each impaired loan. As subsequent events dictate and estimated net realizable values decline, required reserves may be established or further adjustments recorded.

External Qualitative Factors. The determination of the portion of the allowance for loan losses relating to external qualitative factors is based on consideration of the following factors: gross domestic product growth rate, changes in prime rate, delinquency trends, peer delinquency trends, year over year loan growth and state unemployment rate trends. Data for the three most recent periods is utilized in the calculation for each external qualitative component. The factors have a consistent weighted methodology to calculate the amount of allowance due to external qualitative factors.

Internal Qualitative Factors. The determination of the portion of the allowance for loan losses relating to internal qualitative factors is based on the consideration of criteria which includes the following: number of extensions and deferrals, single pay and interest only loans, current financial information, credit concentrations and risk grade accuracy. A self-assessment for each of the criteria is made with a consistent weighted methodology used to calculate the amount of allowance required for internal qualitative factors.

Note 22. Fair Value Measurement, F-38

14.	Please tell us and revise your next amendment to describe how often you obtain updated appraisals for your collateral dependent impaired loans. If this policy varies by loan type please disclose that also. Also, please describe in detail any adjustments you make to the appraised values, if any, including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Mark S. Webb

Securities and Exchange Commission

April 16, 2014

Response: The Company has revised the disclosure on page F-39 of the Prospectus in response to the staff’s comment. The revised disclosure provides:

Impaired Loans. Impaired loans are measured and reported at fair value when full payment under the loan terms is not probable. Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of the estimated cash flows of these loans at each loan’s original effective interest rate, the fair value of the collateral or the observable market prices of the loans. Fair value is generally determined based on appraisals performed by certified and licensed appraisers using inputs such as absorption rates, capitalization rates and market comparables, adjusted for estimated costs to sell. Management modifies the appraised values, if needed, to take into account recent developments in the market or other factors, such as changes in absorption rates or market conditions from the time of valuation, and anticipated sales values considering management’s plans for disposition. Such modifications to the appraised values could result in lower valuations of such collateral. Estimated costs to sell are based on current amounts of disposition costs for similar assets. These measurements are classified as Level 3 within the valuation hierarchy. Impaired loans are subject to nonrecurring fair value adjustment upon initial recognition or subsequent impairment. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly based on the same factors identified above. Appraisals on collateral generally are updated annually unless there are intervening events or developments which would allow for an updated assessment of the collateral value, such as a contract for disposition of the property. Subsequent to an appraisal or other fair value estimate, should reliable information come to management’s attention that the collateral has experienced a decline in value, an additional impairment may be recorded. The nature of this additional impairment often depends on the age of the appraisal and management’s assessment of changes in market factors. The amount recognized as an impairment charge related to impaired loans that are measured at fair value on a nonrecurring basis was $9,589,000 and $4,586,000 during the years ended December 31, 2013 and 2012, respectively.

Exhibits

15.	We note that you have entered into employment agreements with the regional chief executive officers of the Huntsville (Mr. Kattos), Montgomery (Mr. Barker) and Dothan (Mr. DeVane) banking offices. However, we note that you have filed only the employment agreements with Messrs. Kattos and Barker. Please also file the employment agreement with Mr. DeVane.

Response: The disclosure on page 19 of the Prospectus included in the filing of Amendment No. 1 to the Registration Statement inadvertently stated that Mr. DeVane, the Regional CEO of the Company’s Dothan market, is party to an employment agreement with the Company. The Company has not entered into an employment, non-competition or similar agreement with Mr. DeVane. Accordingly, the Company has revised page 18 of the Prospectus to remove the statement that Mr. DeVane and the Company have entered into an employment agreement.

Mark S. Webb

Securities and Exchange Commission

April 16, 2014

We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the staff’s comments. Please direct any further communications relating to this filing to the undersigned at 205.521.8624 or J. Andrew Robison at 205.521.8596.

Very truly yours,

/s/ Paul S. Ware

Paul S. Ware

Enclosures

cc:	William M. Foshee

J. Andrew Robison

David W. Ghegan